September 25, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:          Hospira, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File No. 1-31946

Submitted via EDGAR transmission

Dear Mr. Rosenberg:

We have received the Staff’s comment letter dated September 14, 2006.  In order to ensure the appropriate level of review of our response by our senior management, our auditors and the audit and public policy committee of our board of directors, we plan on submitting our response to you on or before October 12, 2006.

If you have any questions, do not hesitate to call Kent Pflederer, Senior Counsel, Corporate and Securities, at 224-212-2199 or me at 224-212-2848.

Very truly yours,

/s/ Brian J. Smith

Brian J. Smith
Senior Vice President, General Counsel
and Secretary

Hospira Inc.
275 North Field Drive
Dept. NLEG Bldg. H-1
Lake Forest, IL 60045
www.hospira.com